Arent Fox LLP / Attorneys at Law Los Angeles, CA / New York, NY / San Francisco, CA / Washington, DC www.arentfox.com

June 21, 2013 VIA EDGAR AND HAND DELIVERY Ms. Pamela Long Division of Corporation Finance Mail Stop 46.31 U.S. Securities and Exchange Commission 100 First Street, N.E. Washington, D.C. 20549	Deborah S. Froling Partner 202.857.6075 DIRECT 202.857.6395 FAX deborah.froling@arentfox.com

Re:	ICON ECI Fund Sixteen
Amendment No. 4 to Registration Statement on Form S-1
Filed June 21, 2013
SEC File No. 333-185144

Dear Ms. Long:

Earlier today, our client, ICON ECI Fund Sixteen (the “Registrant”), filed via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”). For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 4, two of which have been marked to show changes from the Registration Statement.

If you have any questions, please feel free to call me at (202) 857-6075 or Michelle Ko, Senior Director, of ICON Investments at (646) 845-2571. The Registrant is hoping to go effective on Amendment No. 4 as soon as possible. Your continued assistance is greatly appreciated.

Sincerely, /s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Blake Estes
Michelle Ko

555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	55 Second Street, 21st Floor San Francisco, CA 94105-3470 T 415.757.5500 F 415.757.5501	1717 K Street, NW Washington, DC 20036-5342 T 202.857.6000 F 202.857.6395